CUSIP No. 846511 103        Page 1 of 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)
Under the Securities Exchange Act of 1934

Spark Energy, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
846511 103
(CUSIP Number)
Gil Melman
12140 Wickchester Ln., Ste 100
Houston, Texas 77079
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 2, 2016
(Date of Event which Requires Filing of this Statement)

CUSIP No. 846511 103        Page 2 of 11

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1.	Names Of Reporting Persons. W. Keith Maxwell III
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 172,161
	8.	Shared Voting Power 11,139,563*
	9.	Sole Dispositive Power 172,161
	10.	Shared Dispositive Power 11,139,563*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,311,724*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 67.6%**
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**
Based on 6,496,559 shares of Class A Common Stock and 10,224,742 shares of Class B Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 and filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 846511 103        Page 3 of 11

1.	Names Of Reporting Persons. TxEx Energy Investments, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,139,563*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,139,563*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,139,563*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.6%**
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**
Based on 6,496,559 shares of Class A Common Stock and 10,224,742 shares of Class B Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 and filed with the Securities and Exchange Commission on November 10, 2016.

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1.	Names Of Reporting Persons. Retailco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,484,242*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,484,242*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,484,242*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 62.7%**
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**
Based on 6,496,559 shares of Class A Common Stock and 10,224,742 shares of Class B Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 and filed with the Securities and Exchange Commission on November 10, 2016.

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1.	Names Of Reporting Persons. Electric Holdco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 137,500*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 137,500*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

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1.	Names Of Reporting Persons. NuDevco Retail Holdings, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 137,500*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 137,500*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

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1.	Names Of Reporting Persons. NuDevco Retail, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 137,500*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 137,500*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

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1.	Names Of Reporting Persons. Retailco Acquisition Co, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 517,821*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 517,821*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 517,821*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%**
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**
Based on 6,496,559 shares of Class A Common Stock and 10,224,742 shares of Class B Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 and filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 846511 103        Page 9 of 11

Amendment No. 4 to Schedule 13D
This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on August 8, 2014, as amended by Amendment No. 1 thereto filed on April 8, 2016 (“Amendment No. 1”), Amendment No. 2 thereto filed on August 25, 2016 (“Amendment No. 2”), and Amendment No. 3 thereto filed on November 17, 2016 (“Amendment No. 3” and, together with Amendment No. 1 and Amendment No. 2, and amending the Schedule 13D as filed on August 8, 2014, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (defined below) of the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of Spark Energy, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Information in this Amendment is presented as of December 2, 2016.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) This Schedule 13D is being filed jointly by: (i) W. Keith Maxwell III (“Individual Filer”), (ii) TxEx Energy Investments, LLC, a Texas limited liability company (“TxEx”), (iii) Retailco, LLC, a Texas limited liability company (“Retailco”), (iv) Electric Holdco, LLC, a Texas limited liability company (“Electric Holdco”), (v) NuDevco Retail Holdings, (vi) NuDevco Retail, and (vii) Retailco Acquisition Co, LLC, a Texas limited liability company (“RAC”). TxEx, Retailco, Electric Holdco, NuDevco Retail Holdings, NuDevco Retail and RAC are collectively referred to as the “Reporting Entities.” The Individual Filer and the Reporting Entities are collectively referred to as the “Reporting Persons.”
The Individual Filer is the sole member of TxEx. TxEx is the sole member of Retailco, Electric Holdco and RAC. Electric Holdco is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail.
The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of November 17, 2016, a copy of which is incorporated by reference as Exhibit 9.
(b), (c) Information with respect to the Individual Filer, including business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted is listed on Schedule I, which is attached hereto and is incorporated in this Item 2 by reference. Information with respect to the Reporting Entities, including principal business, the address of the principal office and certain information with respect to the executive officers of each such entity is listed on Schedule II, which is attached hereto and incorporated in this Item 2 by reference.
(d) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) The Individual Filer is a United States citizen. Each of the Reporting Entities is a limited liability company organized under the laws of the State of Texas.

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Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) To the best knowledge of the Reporting Persons, as of December 2, 2016, there were 6,496,559 shares of Class A Common Stock outstanding and 10,224,742 shares of Class B Common Stock outstanding. The Individual Filer is the sole member of TxEx. TxEx is the sole member of Retailco, Electric Holdco and RAC. Electric Holdco is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail. Accordingly, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, and for purposes of qualifying the Issuer as a “controlled company” pursuant to the rules of the NASDAQ. As a group, the Reporting Persons beneficially own in the aggregate 11,311,724 shares of Class A Common Stock (assuming exchange of the 10,224,742 shares of Class B Common Stock and corresponding Spark HoldCo Units for Class A Common Stock on a one-for-one basis as described in Item 6 below), representing 67.6% of the total outstanding shares of Class A Common Stock on an as-converted basis. Individually, the aggregate number and percentage of the Class A Common Stock beneficially owned (assuming an exchange of the shares of Class B Common Stock and corresponding Spark HoldCo Units for Class A Common Stock on a one-for-one basis as described in Item 6 below) by the Reporting Persons include: (1) 11,311,724 shares of Class A Common Stock beneficially owned by the Individual Filer, representing 67.6% of the outstanding Class A Common Stock, (2) 11,139,563 shares of Class A Common Stock beneficially owned by TxEx, representing 66.6% of the outstanding Class A Common Stock, (3) 10,484,242 shares of Class A Common Stock beneficially owned by Retailco, representing 62.7% of the outstanding Class A Common Stock, (4) 137,500 shares of Class A Common Stock beneficially owned by Electric Holdco, representing less than 1% of the outstanding Class A Common Stock, (5) 137,500 shares of Class A Common Stock beneficially owned by NuDevco Retail Holdings, representing less than 1% of the outstanding Class A Common Stock, (6) 137,500 shares of Class A Common Stock beneficially owned by NuDevco Retail, representing less than 1% of the outstanding Class A Common Stock, and (7) 517,821 shares of Class A Common Stock beneficially owned by RAC, representing 3.1% of the outstanding Class A Common Stock, which RAC has the right to acquire in connection with its irrevocable commitment to convert the CenStar Note into 134,731 shares of Class B Common Stock (and related Spark HoldCo Units) on January 8, 2017 and the Oasis Note into 383,090 shares of Class B Common Stock (and related Spark HoldCo Units) on January 31, 2017.
Terry Jones, the Executive Vice President and General Counsel of each of the Reporting Entities, owns 26,405 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock. Todd Gibson, the Executive Vice President and Chief Financial Officer of each of the Reporting Entities, owns 18,884 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock.
(b) The Individual Filer has sole voting power and sole dispositive power over 172,161 shares of Class A Common Stock and has shared voting power and shared dispositive power over 11,139,563 shares of Class A Common Stock (assuming exchange). TxEx does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 11,139,563 shares of Class A Common Stock (assuming exchange). Retailco does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 10,484,242 shares of Class A Common Stock (assuming exchange). Electric Holdco does not have sole voting or sole dispositive power of any shares of Class A Common Stock and has shared voting power and shared dispositive power over 137,500 shares of Class A Common Stock (assuming exchange). NuDevco Retail Holdings does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 137,500 shares of Class A Common Stock (assuming exchange). NuDevco Retail does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 137,500 shares of Class A Common Stock (assuming exchange). RAC does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 517,821 shares of Class A Common Stock (assuming exchange).

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Terry Jones, the Executive Vice President and General Counsel of each of the Reporting Entities, has sole voting and sole dispositive power over 26,405 shares of Class A Common Stock. Todd Gibson, the Executive Vice President and Chief Financial Officer of each of the Reporting Entities, has sole voting and sole dispositive power over 18,884 shares of Class A Common Stock.

(c) Since the transactions last disclosed in Item 5(c) of Amendment No. 3 filed on November 17, 2016, none of the persons named in response to Item 5(a) have effected any transaction involving the Class A Common Stock, except as described below and in Item 6.

•
On November 15, 2016, the Individual Filer directly purchased 2,900 shares of Class A Common Stock on the NASDAQ open market using personal funds at a weighted-average price of $26.99, in multiple transactions at prices ranging from $26.95 to $27.00, inclusive.

•
On November 17, 2016, the Individual Filer directly purchased 14,661 shares of Class A Common Stock on the NASDAQ open market using personal funds at a weighted-average price of $26.69, in multiple transactions at prices ranging from $26.50 to $26.79, inclusive.

•
On November 18, 2016, the Individual Filer directly purchased 650 shares of Class A Common Stock on the NASDAQ open market using personal funds at a weighted-average price of $26.698, in multiple transactions at prices ranging from $26.69 to $26.70, inclusive.

•
On November 23, 2016, the Individual Filer directly purchased 10,800 shares of Class A Common on the NASDAQ open market using personal funds at a weighted-average price of $25.33, in multiple transactions at prices ranging from $25.24 to $25.40, inclusive.

•
On December 1, 2016, the Individual Filer directly purchased 8,115 shares of Class A Common on the NASDAQ open market using personal funds at a weighted-average price of $25.05, in multiple transactions at prices ranging from $24.945 to $25.10, inclusive.

The Individual Filer undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.
(d) Except as listed in Item 5(a), to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Class A Common Stock beneficially owned by the Reporting Persons.
(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended by amending and restating Exhibit 9 as follows.

Exhibit Number	Description of Exhibit

Exhibit 9	Amended and Restated Joint Filing Agreement for Schedule 13D (filed as Exhibit 9 to the Reporting Person’s Amendment No. 3 to Schedule 13D on November 17, 2016 and incorporated herein by reference.)

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ W. Keith Maxwell III, by Gil Melman
as attorney-in-fact	12/5/2016

/s/ TxEx Energy Investments, LLC, by Gil Melman
as attorney-in-fact	12/5/2016

/s/ Retailco, LLC, by Gil Melman
as attorney-in-fact	12/5/2016

/s/ Electric Holdco, LLC, by Gil Melman
as attorney-in-fact	12/5/2016

/s/ NuDevco Retail Holdings, LLC, by Gil Melman
as attorney-in-fact	12/5/2016
/s/ NuDevco Retail, LLC, by Gil Melman
as attorney-in-fact	12/5/2016
/s/ Retailco Acquisition Co, by Gil Melman
as attorney-in-fact	12/5/2016

SCHEDULE I
The business address of the Individual Filer is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment and the name, principal business and address of any other organization in which such employment is conduct is listed below.

Entity Name and Principal Business	Present Principal Occupation or Employment
TxEx Energy Investments, LLC, a holding company (1)	President and Chief Executive Officer
Retailco, LLC, a holding company (1)	President and Chief Executive Officer
Electric Holdco, LLC, a holding company (1)	President and Chief Executive Officer
NuDevco Retail Holdings, LLC, a holding company (1)	Chief Executive Officer
NuDevco Retail, LLC, a holding company (1)	Chief Executive Officer
Retailco Acquisition Co, LLC, a holding company (1)	Chief Executive Officer
Spark Energy, Inc., a retail energy provider (1)	Chairman of the Board of Directors, Director

(1)	The entity’s business address is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079.

1

SCHEDULE II
Each of the Reporting Entities is a holding company with its principal offices located at 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment of each of the executive officers of each such entity is set forth below.
TxEx Energy Investments, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
Retailco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
Electric Holdco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States

NuDevco Retail Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
NuDevco Retail, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
Retailco Acquisition Co, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States

(1)	12140 Wickchester Ln., Ste 100, Houston, Texas 77079.